EXHIBIT 99.1
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PRESS RELEASE
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         1 800 663-3936  info@exfo.com * www.exfo.com    Fiber-optic test,
Tel: (418) 683-0211                                      measurement and
Fax: (418) 683-2170                                      monitoring equipment

       EXFO TO ACQUIRE ASSETS OF GNUBI COMMUNICATIONS, REITERATES GUIDANCE

QUEBEC CITY, CANADA, September 5, 2002--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today that it has signed an agreement to purchase substantially all the assets of gnubi communications, L.P., including its technology, expertise, customer base and inventories, in a stock-and-cash deal that ranges between US$4.3 million and US$7.2 million.

Consideration paid consists of US$2.5 million in EXFO stock, US$1.8 million in cash and a cash earn-out based upon sales volume. The deal is expected to be neutral on a pro forma* earnings per share basis in fiscal 2003.

gnubi(TM), a privately held company in Dallas, TX, is a leading supplier of multi-channel telecom and datacom testing solutions with an established customer base of Tier 1 optical transport equipment manufacturers and R&D labs. The company's flexible product line enables cost-effective bit error rate testing
(BERT) of SONET/SDH and Gigabit Ethernet optical systems reaching data transmission rates of 10 Gb/s. The gnubi solution, which is scalable for current and next-generation optical systems, can simultaneously test multiple communication ports in lambda routers, optical switches, cross-connects and DWDM systems (DS1 to OC-192, E1 to STM-64, GigE) on a single platform.

gnubi's multi-channel test solution for optical transport equipment manufacturers fully complements EXFO's protocol-layer testing product portfolio which focuses on the network service provider market.

"By significantly expanding our coverage of the protocol-layer test market, this acquisition strengthens EXFO's overall position as a global supplier of fiber-optic test, measurement, monitoring and automation solutions," said Germain Lamonde, Chairman, President and CEO of EXFO. "The gnubi acquisition will allow us to leverage our sales channels and technology in protocol, optical and physical-layer testing in order to offer new solutions to telecom and datacom system manufacturers."

"EXFO and gnubi share a strong history of innovation," said Jim Stevens, President and CEO of gnubi. "Our leading-edge test solutions combined with their existing product offering and worldwide sales channels should help EXFO expand existing customer relationships and create new ones in the optical transport equipment manufacturing and R&D markets."

EXFO plans to retain gnubi's strong management and technology team which includes approximately 30 employees. The gnubi acquisition has been approved by the board of directors of both companies, but it is subject to regulatory approval and other customary closing conditions. The deal is expected to close by the end of the first quarter of fiscal 2003.


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Mr. Lamonde also reiterated EXFO's earnings and sales guidance for the fourth quarter of fiscal 2002. EXFO plans to release its fourth-quarter and end-of year financial results for fiscal 2002 following the close of markets on September 25, 2002.

EXFO will host a conference call at 9 a.m. (Eastern Daylight Time) on September 6, 2002 to discuss the details of the gnubi transaction. To access the call, dial 1-416-695-9853. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until September 13, 2002. The replay number is 1-416-695-9728. The audio Webcast of the conference call can also be heard on EXFO's Website at WWW.EXFO.COM, under the Investors section. Highlights of this transaction are available on EXFO's Web site under ACQUISITIONS in the Investors section.


*PRO FORMA NET EARNINGS (LOSS) REPRESENT NET EARNINGS (LOSS) EXCLUDING AMORTIZATION AND WRITE-DOWN OF GOODWILL AND THE AFTER-TAX EFFECT OF AMORTIZATION AND WRITE-DOWN OF INTANGIBLE ASSETS, RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS.

                                   ABOUT EXFO

EXFO is a leading designer and manufacturer of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. EXFO markets more than 90 product families to 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test automation systems and manufacturing automation equipment for optical component and transmission system vendors as well as for research and development labs.

                                   ABOUT GNUBI

gnubi communications, L.P. is the proven telecom system test provider that delivers customer-focused innovations through its re-configurable test environment. Founded in 1994 and adjacent to the Telecom Corridor(R), the company's product offerings include the EPX16(TM) and the EPX8(TM) - multi-rate, multi-channel, multi-user solutions that can be configured to meet specific customer needs even as those needs evolve.


This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including continued economic, competitive and market uncertainty, capital spending in the telecommunications sector and our ability to execute successfully in these uncertain conditions; the effects of the additional actions we have taken in response to such uncertainties; market acceptance of new products and upcoming new


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products; limited visibility of customer orders and the timing thereof;
successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.



FOR MORE INFORMATION:
Mike Lamanna
Director, Investor Relations and Corporate Development
(418) 683-0211
michael.lamanna@exfo.com
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